Exhibit 21.1

Subsidiaries of
NBTY, Inc. (Delaware)

De Tuinen B.V. (Netherlands)
Holland & Barrett Retail Limited (United Kingdom)
Julian Graves Ltd.
NBTY Acquisition, LLC (Delaware) d/b/a
        Leiner Health Products
NBTY Europe Limited (United Kingdom)
Puritan's Pride, Inc. (New York)
Rexall Sundown, Inc. (Florida)
Solgar, Inc. (Delaware) d/b/a Solgar Vitamin and Herb
Solgar UK Limited
United States Nutrition, Inc. (Delaware), d/b/a US Nutrition
Vita Health Products Inc.
Vitamin World, Inc. (Delaware)